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                              January 13, 2021

       Amir Schlachet
       Chief Executive Officer
       Global-E Online Ltd.
       25 Basel Street
       Petah Tikva 4951038, Israel

                                                        Re: Global-E Online
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001835963

       Dear Mr. Schlachet:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Summary
       Business Overview, page 1

   1. In the final paragraph of this section, please balance your financial information with similar information
regarding your net loss/income for the periods being presented.
       Our Opportunity, page 3

   2. Please provide support for your statement that cross-border e-commerce is growing faster than domestic
e-commerce. Also, please disclose the name and date of any report from which you have derived
the data you attribute to Forrester and other third party sources in the prospectus.
 Amir Schlachet
Global-E Online Ltd.
January 13, 2021
Page 2
Key Performance Indicators and Other Operating Metrics
Key Performance Indicators, page 70

3.       Please revise to disclose the number of merchants for each reporting period
         presented. This disclosure should include the number of new merchants added in each period. Further, disclose the number of merchant by geographic location similar to your
         revenue    outbound    sales disclosures on page 69. In addition,
consider disclosing revenue
         by geographic location for    destination market    sales to shoppers.
Key Performance Indicators and Other Operating Metrics
Adjusted EBITDA, page 72

4. We note your statement that the increase in adjusted EBITDA "was primarily driven by growth in GMV and revenues, as well as operating leverage." Tell us how GMV impacts adjusted EBITDA in a different manner than your revenues.
Results of Operations
Year ended December 31, 2019 compared to year ended December 31, 2018 , page 77

5. Expand your disclosures to quantify the material factors that resulted in changes year over year. For example, quantify the increase in Revenue between increased volume with existing merchants and onboarding of new merchants. In addition, we note each of your operating expense line items increased as a result of expansion of respective personnel.
         Consider disclosing the number of personnel period over period. Refer to Section III.B of
         SEC Release No. 33-8350.
6. Separately analyze and discuss revenues earned from fulfillment services. In addition, the associated cost of fulfillment should be separately analyzed and disclosed.
Merchant Case Studies, page 93

7. Please explain how you compiled these case studies, why you selected the profiled clients, how the clients provide a meaningful representation of your user base and any limitations in using these individual case studies.
Employment and Consulting Agreements with Executive Officers, page 125

8. Please summarize the terms of your agreements with your executive officers and file those agreements as exhibits to your registration statement.
Principal
FirstNameShareholders,
           LastNameAmir page  129
                            Schlachet
Comapany
9.         NameGlobal-E
       Please               Online of
              disclose the portion Ltd.
                                      each class of your securities held, and
the number of record
       holders, in the
January 13, 2021 Page 2United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.
FirstName LastName
 Amir Schlachet
FirstName  LastNameAmir Schlachet
Global-E Online  Ltd.
Comapany
January 13,NameGlobal-E
            2021        Online Ltd.
January
Page 3 13, 2021 Page 3
FirstName LastName
Investors    Rights Agreement, page 132

10. Please confirm that you intend to file the Investors' Rights Agreement as an exhibit to the registration statement.
Consolidated Balance Sheets, page F-3

11. We note your related party transactions disclosure on page F-26. Please identify your related party transactions on the face of your balance sheets and statements of operations.
         Refer to Rule 5-02.19 and Rule 5.03.2 of Regulation S-X.
Consolidated Statements of Operations, page F-4

12. Please revise to mark the operating loss, loss before income taxes, and net loss as negative amounts in parentheses to avoid confusion.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Concentration of Risks, page F-8

13. Please disclose the amount of revenue, GMV, and receivables to your largest merchant that represented approximately 25% and 18% of our total revenues in the years ended
         December 31, 2019 and the nine months ended September 30, 2020. Refer to ASC 275-
         10-50-18(a).
Revenue Recognition , page F-10

14. Your disclosure on page F-11 indicates that to allocate the transaction price to the performance obligations, the Company maximizes the use of observable standalone sales and observable data, where available. Please clarify if you sell either of your solutions on a standalone basis. Further expand your disclosure to explain how you estimate the SSP when standalone selling price is not directly observable in greater detail. Refer to ASC
         606-10-32-33 and 34.
15. We note your risk factor on page 23 that you operate as the merchant of record for sales conducted using your platform. Please expand your policy to disclose more clearly the circumstances under which the Company acts as principal or agent for each solution and the basis for its conclusion. Refer to ASC 606-10-55-39. Further, please clarify why control is transferred " when transaction is considered completed, when the payment is processed by the Company, and the merchant goods arrive to the Company s hub".
         Explain why the merchant goods being received by the Company's hub represents a transfer of control instead of upon transfer of control to the shopper. Identify who is your customer in your contractual arrangements.
16. Your disclosure indicates that you have identified fulfillment services, which include shipping and handling as a distinct performance obligation. Tell us how you considered
 Amir Schlachet
Global-E Online Ltd.
January 13, 2021
Page 4
         the guidance in ASC 606-10-25-18A and 18B. Clarify whether the customer takes control before shipment. We note that you recognize service revenue when the good arrives in your hub. In addition, clarify why shipping and handling is recognized over time instead of upon shipment or delivery.
17. Please revise to disclose disaggregated revenue amounts for service and fulfillment revenue. We refer you to ASC 606-10-55-91(a) and (f).
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameAmir Schlachet                               Sincerely,
Comapany NameGlobal-E Online Ltd.
                                                               Division of
Corporation Finance
January 13, 2021 Page 4                                        Office of
Technology
FirstName LastName